UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40577

ALIGHT, INC.

(Exact name of registrant as specified in its charter)

4 Overlook Point

Lincolnshire, IL 60069

(224) 737-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 172*

* As previously disclosed, on July 2, 2021, Foley Trasimene Acquisition Corp., a Delaware corporation n/k/a Alight Group, Inc. (“FTAC”), completed its previously announced business combination transaction (the “Business Combination”) contemplated by the Amended and Restated Business Combination Agreement, dated as of April 29, 2021 (the “Business Combination Agreement”), by and among FTAC, Tempo Holding Company, LLC, a Delaware limited liability company n/k/a Alight Holding Company, LLC, Alight, Inc., a Delaware corporation (“Alight”), Acrobat SPAC Merger Sub, Inc., a Delaware corporation (“FTAC Merger Sub”), Acrobat Merger Sub, LLC, a Delaware limited liability company, Acrobat Blocker 1 Corp., Acrobat Blocker 2 Corp., Acrobat Blocker 3 Corp. and Acrobat Blocker 4 Corp., each of which is a Delaware corporation, Tempo Blocker I, LLC, a Delaware limited liability company, Tempo Blocker II, LLC, a Delaware limited liability company, Blackstone Tempo Feeder Fund VII, L.P., a Delaware limited partnership, New Mountain Partners IV Special (AIV-E2), L.P., a Delaware limited partnership and New Mountain Partners IV Special (AIV-E), L.P., a Delaware limited partnership. At the effective time (the “FTAC Effective Time”) of the merger of FTAC Merger Sub with and into FTAC, with FTAC being the surviving corporation in the merger and becoming a subsidiary of Alight and being renamed Alight Group, Inc. (the “FTAC Merger”), shares of FTAC’s Class A common stock, par value $0.0001 per share (the “FTAC Class A Common Stock”), issued and outstanding (after giving effect to redemptions and the closing of the transactions contemplated by FTAC’s forward purchase agreements) and shares of FTAC’s Class B common stock, par value $0.0001 per share, issued and outstanding (after giving effect to certain forfeitures thereof) were automatically converted into shares of Class A Common Stock, par value $0.0001 per share, of Alight, Inc., a Delaware corporation (the “Alight Class A Common Stock”) on a one-for-one basis. In addition, at the FTAC Effective Time, each FTAC warrant that was outstanding immediately prior to the FTAC Effective Time, each of which entitled the holder thereof to purchase one share of FTAC Class A Common Stock at a price of $11.50 per share (each, an “FTAC Warrant”) was, pursuant to the Business Combination Agreement and in accordance with the relevant warrant agreements, automatically and irrevocably modified and exchanged for a warrant to purchase the same number of share(s) of Alight Class A Common Stock on the same terms and otherwise pursuant to the relevant warrant agreements. As a result of the Business Combination and by operation of Rule 12g-3(a) promulgated under the Exchange Act, Alight is a successor issuer to FTAC and, following closing of the Business Combination, is filing reports and other information with the SEC under FTAC (CIK 0001809104) and using FTAC’s SEC file number (001-39299).

In connection with the Business Combination, on July 2, 2021, FTAC notified the New York Stock Exchange (the “NYSE”) of the consummation of the FTAC Merger and requested that (i) the NYSE suspend trading of the FTAC Class A Common Stock, the FTAC Warrants and the units of FTAC (together, the “FTAC Securities”) on the NYSE effective as of the close of trading on July 2, 2021 and (ii) file with the SEC forms regarding a Notification of Removal from Listing and/or Registration on Form 25 to report that the FTAC Securities are no longer listed on the NYSE and to apply for the deregistration thereof under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such forms were filed July 6, 2021. On July 6, 2021, the FTAC Securities ceased trading on the NYSE, and Alight’s Class A Common Stock and warrants to purchase Alight Class A Common Stock began trading on the NYSE under the symbols “ALIT” and “ALIT.WS”, respectively.

Pursuant to the requirements of the Securities Exchange Act of 1934, Alight, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Alight, Inc.

Date: December 30, 2021	By:	/s/ Paulette R. Dodson
	Name:	Paulette R. Dodson
	Title:	General Counsel and Corporate Secretary